BRANDON J. CAGE

Vice President and Managing Counsel

Writer’s Direct Number: (205) 268-1889

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brandon.cage@protective.com

August 21, 2024

Via EDGAR and E-mail

Ms. Alison White

Senior Counsel

Disclosure Review Office 2

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Protective Life Insurance Company
Protective Variable Annuity Separate Account 811-08108
Post-Effective Amendment No. 7 to the Registration Statement on Form N-4
File Nos. 333-261426 & 811-08108

Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life 811-08537
Post-Effective Amendment No. 3 to the Registration Statement on Form N-4
File Nos. 333-261830 & 811-08537

Ms. White:

On behalf of Protective Life Insurance Company, Protective Life and Annuity Insurance Company (collectively the “Company”) and on behalf of Protective Variable Annuity Separate Account and Variable Annuity Account A of Protective Life (collectively the “Account”), we have filed this letter as correspondence via EDGAR to the above referenced Post-Effective Amendments to the Form N-4 Registration Statement (the “Amendment”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”). This letter provides the Company’s response to comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 19, 2024.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.

2801 US-280 • Birmingham, AL 35223   |   (205) 268-1000   |   protective.com

Ms. White

August 21, 2024

PROSPECTUS (Aspirations 333-261426 and Aspirations NY 333-261426)

1.	Staff Comment: Please disclose all material financial intermediary variations, in the Prospectus.

Response: We will add a new appendix to the prospectus that discloses all material financial intermediary variations (if any) consistent with the Staff’s comment when we file the post-effective amendment for annual updates, effective May 1, 2025.

* * * * *

We believe that the foregoing responds to the Commission Staff comment. We respectfully request that the Staff review as soon as possible.

If you have any questions regarding this letter, please contact me at 205-268-1889. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

Sincerely,

/s/ Brandon J. Cage

Brandon J. Cage
Vice President and Managing Counsel

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